UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2019

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

154 Vouliagmenis Avenue
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K (this "Report") as Exhibit 99.1 is a copy of the press release of Seanergy Maritime Holdings Corp. (the "Company") dated March 19, 2019 announcing the Company’s financial results for the fourth quarter and twelve months ended December 31, 2018, as well as the Company's determination to effect a one-for-fifteen reverse split of the Company's common stock (the "Reverse Stock Split").
Attached to this Report as Exhibit 3.8 is a copy of the Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, filed with the Registrar of Corporations of the Republic of the Marshall Islands on March 19, 2019 for the Reverse Stock Split to be effective on March 20, 2019.
Attached to this Report as Exhibit 4.1 is a copy of the new form of share certificate for the Company's post-Reverse Stock Split shares of common stock.
This Report on Form 6-K and the exhibits hereto, other than the statements attributed to Stamatis Tsantanis, are hereby incorporated by reference into the Company's Registration Statements on Form F-3 (File Nos. 333-226796, 333-166697, 333-169813 and 333-214967).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP. (Registrant)
Dated: March 19, 2019
/s/ Stamatios Tsantanis By: Stamatios Tsantanis Chief Executive Officer

Exhibit 99.1

Seanergy Maritime Holdings Corp. Reports Financial Results for the Fourth Quarter and Twelve Months Ended December 31, 2018

Highlights of the Fourth Quarter of 2018:
●	Net revenues: $27 million in Q4 2018, compared to $24.3 million in Q4 2017
●	Adjusted net loss[1]: $2.8 million in Q4 2018, as compared to $0.1 million in Q4 2017
●	Adjusted EBITDA[1]: $6.3 million in Q4 2018, as compared to $7.8 million in Q4 2017
Highlights of Full Year 2018:
●	Net revenues: $91.5 million in 2018, compared to $74.8 million in 2017
●	Adjusted net loss: $13.8 million in 2018, as compared to $14.6 million in 2017
●	Adjusted EBITDA: $22.9 million in 2018, as compared to $14.1 million in 2017
●	Commercial agreements with leading international charterers for scrubber installations and period employment
●	Successfully concluded approximately $70 million of loan refinancings
●	Seanergy became the only pure-play Capesize listed company

March 19, 2019 - Athens, Greece - Seanergy Maritime Holdings Corp. (the “Company”) (NASDAQ: SHIP), a Capesize dry bulk shipping company, announced today its financial results for the fourth quarter and twelve months ended December 31, 2018.
For the quarter ended December 31, 2018, the Company generated net revenues of $27 million, an 11% increase compared to the fourth quarter of 2017. Adjusted EBITDA for the quarter was $6.3 million, a 19% decrease compared to EBITDA of $7.8 million in the same period of 2017. Adjusted net loss for the fourth quarter was $2.8 million compared to net loss of $0.1 million in the fourth quarter of 2017. The daily Time Charter Equivalent (TCE)1 of the fleet for the fourth quarter of 2018 was $15,312, compared to $15,378 in the fourth quarter of 2017. The average daily OPEX of the fleet for the quarter was $5,557, up by 2% from $5,468 in the respective quarter of 2017.
For the twelve months ended December 31, 2018, net revenues were $91.5 million, increased by 22% compared to the same period of 2017. Adjusted EBITDA for the period was $22.9 million, a 63% increase compared to $14.1 million in 2017. Adjusted net loss for the twelve months of 2018 was $13.8 million compared to an adjusted net loss of $14.6 million for the same period of 2017. The daily TCE of the fleet for the twelve months of 2018 stood at $13,156, representing a 27% increase from $10,395 in 2017. Average daily OPEX of the fleet for the period was $5,198, representing a 4% increase from $4,985 in the respective period of 2017.
Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:
“During the fourth quarter of 2018, the Company generated net revenues of $27 million, an increase of 11% from the same quarter of 2017 and a marginal sequential improvement from the $26.4 million recorded in third quarter 2018. Our average Capesize TCE for the fourth quarter of 2018 was $17,250 per day exceeding by approximately 9% the respective performance of the Baltic Exchange Capesize Index (“BCI”) which averaged $15,876 in the same period.

_________________________________
1 EBITDA, adjusted EBITDA, adjusted net loss and Time Charter Equivalent (“TCE”) rate are non-GAAP measures. Please see the reconciliation below of Net Loss/Income to EBITDA and Adjusted EBITDA, Net Loss to Adjusted Net Loss and Net revenues from vessels to TCE rate, in each case the most directly comparable U.S. GAAP measure.

“During the full year of 2018, the earnings of our fleet benefited from the stronger Capesize market of the second half of the year. Namely, the daily TCE of our fleet increased by 27% compared to the previous year having a significant impact on Adjusted EBITDA which increased by 63% year-over-year.
We also entered into innovative commercial agreements for the installation of exhaust gas cleaning systems (“scrubbers”) on five of our Capesizes that are expected to be completed in Q3 and Q4 of this year. Upon completion, the vessels will commence index-linked period employment with three leading dry-bulk charterers ranging in duration between three and five years. The total investment, to be covered by the charterers, is expected to exceed $12.5 million, including equipment and installation costs. We believe that this approach towards the new regulations is the most prudent, since we avoid the installation costs and other uncertainties of the fuel markets.
Moreover, we refinanced the M/V Championship through a leasing agreement with Cargill International SA, which released approximately $7.2 million of liquidity for the Company. The vessel was chartered back to us on a bareboat basis and subsequently entered into a five-year time charter with Cargill at a rate which is linked to the average of the 5 T/C routes of the BCI. As part of the transaction, the Company issued 1,800,000 common shares to Cargill.
Overall, in 2018 we successfully concluded the debt refinancing of approximately $48 million with new loan facilities or sale and leasebacks exceeding $70 million. As a result, we reduced the average interest cost of the underlying loans by 2.25% and extended the respective maturities by an average of 4.5 years. Moreover, we further expanded our lending relationships with prominent financial institutions in Asia and in the U.S.
Finally, consistent with our strategy to focus on the Capesize sector, which we believe to have the most positive fundamentals in dry bulk shipping, we became the only pure-play Capesize company listed in the US capital markets. This is a result of the sale of our two Supramax vessels which was completed in November 2018. The divestment from the Supramax asset class was well-timed considering the subsequent decline in the fair market value of these vessels and the decrease in their earnings. In addition, we expanded our Capesize fleet by acquiring the Korean-built Capesize M/V Fellowship.
“In the first quarter of 2019, our main focus has been on preserving liquidity in order to address the temporary market slowdown. In this context, we have concluded a $4.5 million facility with a major European bank, which is an existing lender of the Company. We intend to use the proceeds for general corporate purposes including to partly pre-fund our scrubber capital expenditure program for 2019. The CAPEX related to the scrubbers including equipment acquisition, installation and any off hire, will be reimbursed in full by the respective charterer following the delivery of the vessels to the agreed period charters starting in third quarter 2019. At the same time, we have reached agreements with various lenders of the Company, subject to definite documentation, for the deferral of $3.3 million in principal payments within 2019 to the balloons of the respective facilities.
“In the beginning of 2019 we have experienced a sharp drop in the market that was driven primarily by the supply disruption caused by the Brumadinho dam disaster in Brazil. The main drivers of the market in 2019 are expected to be the Chinese government policies and trade relations, the availability of long-haul iron ore cargoes from Brazil, the disruptions caused by the upcoming implementation of IMO 2020 regulations and fleet growth prospects. It appears that the U.S. and China are moving closer to a temporary agreement on trade, and we expect that the situation in Brazil will normalize within the second quarter.
“We remain optimistic about the Capesize market in 2019 and 2020, despite the recent temporary market slowdown. The drastic reduction of new vessel deliveries in combination with the fleet disruptions from the implementation of the new environmental rules as well as the anticipated installation of scrubbers, especially in bigger vessels such as Capesizes, are expected to lead to a significant tonnage supply contraction and in turn, to higher charter rates in the second half of 2019.”

Company Fleet:
Vessel Name	Vessel Class	Capacity (in dwt)	Year Built	Yard	Employment
Fellowship	Capesize	179,701	2010	Daewoo	Spot
Championship (1)	Capesize	179,238	2011	Sungdong	T/C Index Linked (2)
Partnership	Capesize	179,213	2012	Hyundai	T/C Index Linked (3)
Knightship (4)	Capesize	178,978	2010	Hyundai	Spot
Lordship	Capesize	178,838	2010	Hyundai	T/C Index Linked (5)
Gloriuship	Capesize	171,314	2004	Hyundai	Spot
Leadership	Capesize	171,199	2001	Koyo – Imabari	Spot
Geniuship	Capesize	170,058	2010	Sungdong	Spot
Premiership	Capesize	170,024	2010	Sungdong	Spot
Squireship	Capesize	170,018	2010	Sungdong	Spot
Total / Average		1,748,581	10.0 years
(1)
Sold to and leased back on a bareboat basis from a major commodity trading company on November 7, 2018 for a five-year period. We have a purchase obligation at the end of the five-year period and we further have the option to repurchase the vessel at any time.

(2)
Chartered by the major commodity trading company that leased back the M/V Championship to the Company. The daily charter hire is calculated at an index linked rate based on the average of the 5 T/C routes of the BCI. In addition, the time charter provides Seanergy with the option to convert the index linked rate to a fixed rate for a period of between three and 12 months, based on the prevailing Capesize forward freight agreement rate for the selected period. The vessel was delivered to the charterer on November 7, 2018 for a period of employment of 60 months, with an additional period of 18 months at charterer’s option.

(3)
Chartered by a major European utility and energy company and was delivered to the charterer on December 7, 2018 in direct continuation of the vessel's previous time charter, for a period of about five months to about eight months. The daily charter hire is calculated at an index linked rate based on the average of the 5 T/C routes of the BCI. In addition, the time charter provides the Company with the option to convert the index linked rate to a fixed rate for a period of between three and 12 months, based on the prevailing Capesize forward freight agreement rate for the selected period.

(4)
Sold to and leased back on a bareboat basis from a major Chinese leasing institution on June 29, 2018 for an eight-year period. We have a purchase obligation at the end of the eight-year period and we further have the option to repurchase the vessel at any time following the second anniversary of the delivery under the bareboat charter.

(5)
Chartered by a major European charterer. The daily charter hire is calculated at an index linked rate based on the average of the 5 T/C routes of the BCI. In addition, the time charter provides Seanergy with the option to convert the index linked rate to a fixed rate for a period of between three and 12 months, based on the prevailing Capesize forward freight agreement rate for the selected period. The vessel was delivered to the charterer on June 28, 2017 for a period of about 18 months to about 22 months.

Fleet Data:
	Q4 2018	Q4 2017	FY 2018	FY 2017
Ownership days (1)	928	1,012	3,931	3,864
Available days (2)	924	1,012	3,918	3,851
Operating days (3)	914	1,003	3,902	3,837
Fleet utilization (4)	98.5%	99.1%	99.3%	99.3%
TCE rate (5)	$15,312	$15,378	$13,156	$10,395
Daily Vessel Operating Expenses (6)	$5,557	$5,468	$5,198	$4,985
(1)
Ownership days are the total number of calendar days in a period during which the vessels in a fleet have been owned or chartered in. Ownership days are an indicator of the size of the Company’s fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(2)
Available days are the number of ownership days less the aggregate number of days that the vessels are off-hire due to drydockings, special and intermediate surveys, or days when the vessels are in lay-up. The shipping industry uses available days to measure the number of ownership days in a period during which the vessels should be capable of generating revenues. During the three months ended December 31, 2018 and 2017, the Company incurred four and zero off-hire days for vessel dry dockings, respectively. During the twelve months ended December 31, 2018 and 2017, the Company incurred 13 and 13 off-hire days for vessel drydockings, respectively.

(3)
Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to unforeseen circumstances. Operating days includes the days that our vessels are in ballast voyages without having finalized agreements for their next employment. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually could generate revenues. During the three months ended December 31, 2018 and 2017, the Company incurred 10 and nine off-hire days due to unforeseen circumstances, respectively. During the twelve months ended December 30, 2018 and 2017, the Company incurred 16 and 14 off-hire days due to unforeseen circumstances, respectively.

(4)	Fleet utilization is the percentage of time that the vessels are generating revenue and is determined by dividing operating days by ownership days for the relevant period.
(5)
Time Charter Equivalent (TCE) rate is defined as the Company’s net revenue less voyage expenses during a period divided by the number of the Company’s operating days during the period. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions. The Company includes the TCE rate, a non-GAAP measure, as it believes it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, and because it assists the Company’s management in making decisions regarding the deployment and use of the Company’s vessels and in evaluating their financial performance. The Company’s calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles the Company’s net revenues from vessels to the TCE rate.

(In thousands of U.S. Dollars, except operating days and TCE rate)
	Q4 2018	Q4 2017	FY 2018	FY 2017
Net revenues from vessels	26,991	24,289	91,520	74,834
Less: Voyage expenses	12,996	8,865	40,184	34,949
Net operating revenues	13,995	15,424	51,336	39,885
Operating days	914	1,003	3,902	3,837
TCE rate	15,312	15,378	13,156	10,395

(6)
Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses by ownership days for the relevant time periods. The Company’s calculation of daily vessel operating expenses may not be comparable to that reported by other companies. The following table reconciles the Company’s vessel operating expenses to daily vessel operating expenses.

(In thousands of U.S. Dollars, except ownership days and Daily Vessel Operating Expenses)
	Q4 2018	Q4 2017	FY 2018	FY 2017
Vessel operating expenses	5,466	5,549	20,742	19,598
Less: Pre-delivery expenses	309	15	309	337
Vessel operating expenses before pre-delivery expenses	5,157	5,534	20,433	19,261
Ownership days	928	1,012	3,931	3,864
Daily Vessel Operating Expenses	5,557	5,468	5,198	4,985

Net Loss to EBITDA and Adjusted EBITDA Reconciliation:
(In thousands of U.S. Dollars)
	Q4 2018	Q4 2017	FY 2018	FY 2017
Net loss	(3,186)	(116)	(21,058)	(3,235)
Add: Net interest and finance cost	6,353	4,921	25,213	17,352
Add: Taxes	27	(22)	16	-
Add: Depreciation and amortization	2,721	3,004	11,510	11,388
EBITDA	5,915	7,787	15,681	25,505
Add: Impairment loss	389	-	7,267	-
Less: Gain on Debt Refinancing	-	-	-	11,392
Adjusted EBITDA	6,304	7,787	22,948	14,113

Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") represents the sum of net (loss), interest and finance costs, interest income, depreciation and amortization and, if any, income taxes during a period. EBITDA adjusted EBITDA and adjusted Net Loss are not recognized measurements under U.S. GAAP. Adjusted EBITDA represents EBITDA adjusted to exclude the gain on debt refinancing and impairment charges, which the Company believes are not indicative of the ongoing performance of its core operations. Adjusted Net Loss represents Net Loss adjusted to exclude the gain on debt refinancing and impairment losses charges.
EBITDA, adjusted EBITDA and adjusted Net Loss are presented as we believe that these measures are useful to investors as a widely used means of evaluating operating profitability. EBITDA, adjusted EBITDA and adjusted Net Loss as presented here may not be comparable to similarly titled measures presented by other companies. These non-GAAP measure should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP.
Net Loss to Adjusted Net Loss Reconciliation:
(In thousands of U.S. Dollars)
	Q4 2018	Q4 2017	FY 2018	FY 2017
Net loss	(3,186)	(116)	(21,058)	(3,235)
Add: Impairment loss	389	-	7,267	-
Less: Gain on debt refinancing	-	-	-	11,392
Adjusted loss	(2,797)	(116)	(13,791)	(14,627)

Fourth Quarter and Recent Developments:
New Loan Facility
The Company has successfully concluded a $4.5 million top-up tranche on an existing loan facility with a major European bank, to be used for general corporate purposes including to partly pre-fund the installation cost of scrubbers on two of the Company’s vessels. The top-up tranche will bear the same interest as the existing loan. In addition, the lender has agreed to extend the maturity date of the original facility by 6 months to coincide with that of the top-up tranche. Following delivery of the two vessels under agreed long-term time charters which is expected during the second half of 2019, the charterers have agreed to reimburse the Company for the total costs incurred for the installation.
Scrubber Installations
Within the fourth quarter of 2018 and the first quarter of 2019, the first installments towards the previously announced commercial agreements for the equipment and installation costs of scrubbers were paid for three and two vessels, respectively. The underlying amounts were fully covered by the vessels’ respective charterers and the new top-up facility. Following these payments, construction of all scrubber systems to be installed onboard five of our vessels has commenced. At the same time, we have progressed with the preparatory work, engineering and 3D scanning on all five vessels. Installations will commence from April 2019 onwards and are expected to be finalized by October 2019.

Jelco Loan Amendments
In January 2019, the Company and Jelco Delta Holding Corp. (“Jelco”), an entity affiliated with our major shareholder, entered into a supplemental letter with regards to the April 10, 2018 loan facility in order to extend the final repayment date from January 31, 2019 to April 1, 2019. As of the date of this press release, the amount outstanding under the facility is $2.0 million.
In February 2019, the Company amended and restated the October 4, 2016 loan facility with Jelco in order to (i) extend the final repayment date from January 28, 2019 to June 30, 2020 and (ii) record additional second priority securities over the M/V Partnership. As of the date of this press release, the amount outstanding under the facility is $5.9 million.
In February 2019, the Company entered into a supplemental agreement to the May 24, 2017 loan facility with Jelco in order to (i) extend the final repayment date from May 24, 2019 to December 30, 2020 and (ii) record additional second priority securities over the M/V Partnership. As of the date of this press release, the amount outstanding under the facility is $11.45 million.
Overall, the Company deferred and extended $17.35 million of payments to Jelco.
Jelco Convertible Note Amendment
In February 2019, the Company amended the September 27, 2017 convertible note issued to Jelco, in order to (i) extend the maturity date from 27 September, 2021 to December 31, 2022, (ii) amend the repayment schedule for the aggregate outstanding principal amount to be payable in a bullet instalment on the maturity date, (iii) provide the Company with an option for early prepayment in shares of the Company’s common stock and (iv) record new second priority securities over the M/V Partnership. As of the date of this press release, the amount outstanding under the note is $13.75 million.
Reverse Stock Split
The Company announced today that the Company’s Board of Directors (the “Board”) has determined to effect a 1-for-15 reverse split of the Company’s common stock. At the annual meeting of the shareholders of the Company held on September 27, 2017, the Company’s shareholders approved the reverse stock split by a ratio of not less than 1-for-2 and not more than 1-for-15 and granted the Board the authority to determine the exact split ratio and proceed with the reverse stock split. The Board approved the reverse stock split on February 26, 2019.

The reverse stock split will be effective, and the common stock will begin trading on a split-adjusted basis on the NASDAQ Capital Market at the opening of trading on March 20, 2019. When the reverse stock split becomes effective, every fifteen shares of the Company’s issued and outstanding common stock will be automatically combined into one issued and outstanding share of common stock without any change in the par value per share or the total number of authorized shares. This will reduce the number of outstanding shares of the Company’s common stock from 42,153,348 shares to approximately 2,810,223 shares. The exercise price of the Company’s outstanding class A warrants will adjust accordingly.

No fractional shares will be issued in connection with the reverse stock split. Shareholders who would otherwise hold a fractional share of the Company’s common stock will receive a cash payment in lieu of such fractional share.

Shareholders with shares held in book-entry form or through a bank, broker, or other nominee are not required to take any action and will see the impact of the reverse stock split reflected in their accounts on or after March 20, 2019. Such beneficial holders may contact their bank, broker, or nominee for more information. Shareholders with shares held in certificated form will receive instructions from the exchange agent, Continental Stock Transfer & Trust Company, as to how to exchange existing share certificates for new certificates representing the post-reverse split shares.

Additional information about the reverse stock split can be found in the Company’s proxy statement furnished to the Securities and Exchange Commission on August 18, 2017, a copy of which is available at www.sec.gov.

Conference Call

As previously announced, today, Tuesday, March 19, 2019 at 9:00 a.m. Eastern Time, the Company’s management will host a conference call to present the financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238- 0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard International Dial In). Please quote “Seanergy” to the operator.

 A telephonic replay of the conference call will be available until March 26, 2019, by dialing 1(866) 331-1332 (US Toll Free Dial In), 0(808) 238-0667 (UK Toll Free Dial In) or +44 (0) 3333 009785 (Standard International Dial In). Access Code: 2094507#.

 Audio Webcast

There will also be a simultaneous live webcast over the Internet, through the Seanergy website (www.seanergymaritime.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)

	December 31, 2018	December 31, 2017*
ASSETS
Cash and restricted cash	7,444	11,039
Vessels	243,214	254,730
Other assets	17,222	9,936
TOTAL ASSETS	267,880	275,705

LIABILITIES AND STOCKHOLDERS’ EQUITY
Bank debt and other financial liabilities	196,698	195,021
Convertible notes	11,124	6,785
Due to related parties	19,349	17,342
Other liabilities	19,406	15,244
Stockholders’ equity	21,303	41,313
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	267,880	275,705

        *Derived from the audited consolidated financial statements as of the period as of that date

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Operations
 (In thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

	Three months ended December 31,		Twelve months ended December 31,
	2018	2017	2018	2017
Revenues:
Vessel revenue, net	26,991	24,289	91,520	74,834
Expenses:
Voyage expenses	(12,996)	(8,865)	(40,184)	(34,949)
Vessel operating expenses	(5,466)	(5,549)	(20,742)	(19,598)
Management fees	(250)	(264)	(1,042)	(1,016)
General and administrative expenses	(1,953)	(1,783)	(6,500)	(5,081)
Depreciation and amortization	(2,721)	(3,004)	(11,510)	(11,388)
Impairment loss	(389)	-	(7,267)	-
Operating income	3, 216	4,824	4, 275	2,802
Other expenses:
Interest and finance costs	(6,427)	(4,959)	(25,296)	(17,399)
Gain on debt refinancing	-	-	-	11,392
Other, net	25	19	(37)	(30)
Total other expenses, net:	(6,402)	(4,940)	(25,333)	(6,037)
Net loss	(3,186)	(116)	(21,058)	(3,235)

Net loss per common share, basic	(0.08)	0.00	(0.56)	(0.09)
Weighted average number of common shares outstanding, basic	39,456,294	36,601,746	37,606,454	35,845,890

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the US. Seanergy provides marine dry bulk transportation services through a modern fleet of 10 Capesize vessels, with a cargo-carrying capacity of approximately 1,748,581 dwt and an average fleet age of about 10 years.
The Company is incorporated in the Marshall Islands with executive offices in Athens, Greece and an office in Hong Kong. The Company's common shares trade on the Nasdaq Capital Market under the symbol "SHIP" and class A warrants under "SHIPW".
Please visit our company website at: www.seanergymaritime.com

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:
Capital Link, Inc.
Judit Csepregi
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com

Exhibit 3.8

ARTICLES OF AMENDMENT OF SEANERGY MARITIME HOLDINGS CORP. Reg. No. 27721

REPUBLIC OF THE MARSHALL ISLANDS REGISTRAR OF CORPORATIONS DUPLICATE COPY
NON RESIDENT	The original of this Document was filed in accordance with Section 5 of the Business Corporations Act on

March 19, 2019

/s/ Vasiliki Lymperopoulou
Vasiliki Lymperopoulou Deputy Registrar

APOSTILLE
(Hague Convention of 5 October 1961/
Convention de la Haye 5 du Octobre 1961)

1. Country:  The Republic of the Marshall Islands
This Public Document
2. has been signed by        V. Lymperopoulou
3. acting in the capacity of:  Deputy Registrar, Republic of the Marshall Islands
4. bears the seal/stamp of:  Registrar of Corporations, Republic of the Marshall Islands
                                        Certified
5. at: Piraeus, Greece          6. on    March 19, 2019
7. by: Special Agent of the Republic of the Marshall Islands
8. Number: P-03030-03/19
9. Seal /stamp:      10: Signature

/s/

ARTICLES OF AMENDMENT
TO THE
AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
SEANERGY MARITIME HOLDINGS CORP.
PURSUANT TO SECTION 90 OF
THE MARSHALL ISLANDS BUSINESS CORPORATIONS ACT

I, Stamatios Tsantanis, as the Chief Executive Officer of Seanergy Maritime Holdings Corp., a corporation incorporated under the laws of the Republic of the Marshall Islands (the "Corporation"), for the purpose of amending the Amended and Restated Articles of Incorporation of said Corporation pursuant to Section 90 of the Business Corporations Act, as amended, hereby certify:
1.	The name of the Corporation is: Seanergy Maritime Holdings Corp.
2.
The Articles of Incorporation were filed with the Registrar of Corporations as of the 4th day of January, 2008, were amended and restated in their entirety as of the 11th day of July, 2008, and were further amended as of the 17th day of July, 2009, the 22nd day of July, 2010, the 17th day of June, 2011, the 4th day of August, 2011 and the 7th day of January 2016.

3.	Paragraph FOURTH of the Amended and Restated Articles of Incorporation, as further amended, is hereby deleted in its entirety and replaced with the following:
"FOURTH: The aggregate number of shares of capital stock that the Corporation shall have the authority to issue is five hundred and twenty five million (525,000,000) consisting of the following:
(1) five hundred million (500,000,000) registered shares of common stock with a par value of US $0.0001 per share.
(2) twenty five million (25,000,000) registered shares of preferred stock ("preferred shares"), with a par value of US $0.0001 per share. The Board of Directors (the "Board") is expressly granted the authority to issue preferred shares and to establish such series of preferred shares and with such designations, preferences and relative participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolutions providing for the issue of such preferred shares and without further vote or action by the shareholders.

Effective with the commencement of business on March 20, 2019, the Corporation has effected a 1 for 15 reverse stock split as to its issued and outstanding common stock, pursuant to which the number of issued and outstanding shares of common stock shall decrease from 42,153,348 to 2,810,223 as adjusted for the cancellation of fractional shares. The reverse stock split shall not change the number of registered shares of common stock the Corporation is authorized to issue or the par value of the common stock. The stated capital of the Corporation is hereby reduced from $4,215.33 to $281.02 as adjusted for the cancellation of the fractional shares and the amount of $3,934.31 as adjusted for the cancellation of fractional shares and which may be further adjusted for the cancellation of fractional shares is allocated to surplus."
4.	All of the other provisions of the Amended and Restated Articles of Incorporation, as further amended, shall remain unchanged.
5.
This amendment to the Amended and Restated Articles of Incorporation was approved by vote of the holders of a majority of all outstanding shares of the Corporation with a right to vote thereon at the annual meeting of the shareholders of the Corporation held on September 27, 2017, and by the Corporation's Board of Directors on February 26, 2019.

IN WITNESS WHEREOF, I have executed this Sixth Amendment to the Amended and Restated Articles of Incorporation on this 19th day of March, 2019.

/s/ Stamatios Tsantanis
Name:	Stamatios Tsantanis
Title:	Chief Executive Officer

Exhibit 4.1

NUMBER
C

SHARES
SPECIMEN

SEANERGY MARITIME HOLDINGS CORP.

SEE REVERSE FOR CERTAIN DEFINITIONS

CUSIP Y73760 30 1

COMMON STOCK

THIS CERTIFIES THAT:

SPECIMEN - NOT NEGOTIABLE

IS THE OWNER OF

FULLY PAID AND NON-ASSESSABLE SHARES OF THE PAR VALUE OF $.0001 EACH OF COMMON STOCK OF

SEANERGY MARITIME HOLDINGS CORP.

transferable on the books of the Corporation in person or by duly authorized attorney upon surrender of this certificate properly endorsed.

This certificate is not valid unless countersigned by the Transfer Agent and registered by the Registrar.
WITNESS the facsimile seal of the Corporation and the facsimile signature of its duly authorized officer.

DATED:

SEANERGY MARITIME HOLDINGS CORP. CORPORATE SEAL 2008 MARSHALL ISLANDS

COUNTERSIGNED:
CONTINENTAL STOCK TRANSFER & TRUST COMPANY
NEW YORK, NY
TRANSFER AGENT

BY:

AUTHORIZED OFFICER

SPECIMEN
NOT NEGOTIABLE

CHIEF EXECUTIVE OFFICER

SECRETARY

© COLUMBIA PRINTING SERVICES, LLC

SEANERGY MARITIME HOLDINGS CORP.

The Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof of the Corporation and the qualifications, limitations, or restrictions of such preferences and/or rights. This certificate and the shares represented thereby are issued and shall be held subject to all the provisions of the Certificate of Incorporation and all amendments thereto and resolutions of the Board of Directors providing for the issue of shares of Preferred Stock (copies of which may be obtained from the secretary of the Corporation), to all of which the holder of this certificate by acceptance hereof assents.

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM - as tenants in common
TEN ENT - as tenants by the entireties
JT TEN - as joint tenants with right of survivorship and not as tenants in common

UNIF GIFT MIN ACT - ....Custodian....................
(Cust) (Minor)
under Uniform Gifts to Minors
Act ....
(State)

Additional abbreviations may also be used though not in the above list.

For value received,________________________ hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER(S) OF ASSIGNEE(S)

____

(PLEASE PRINT OR TYPE NAME(S) AND ADDRESS(ES), INCLUDING ZIP CODE, OF ASSIGNEE(S))

____

____

____

shares of the capital stock represented by the within Certificate, and do hereby irrevocably constitute and appoint

____ *Attorney*

to transfer the said stock on the books of the within named Corporation with full power of substitution in the premises.

Dated: ________________________

____

NOTICE: THE SIGNATURE(S) TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATSOEVER.

Signature(s) Guaranteed

By ____

The Signature(s) must be guaranteed by an eligible guarantor institution (Banks, Stockbrokers, Savings and Loan Associations and Credit Unions with membership in an approved Signature Guarantee Medallion Program, pursuant to SEC Rule 17Ad-15).

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